August 11, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: catTHIS Holdings Corp.

Registration Statement on Form S-1

Filed on May 16, 2022

File No. 333-264963

To the men and women of the SEC:

On behalf of catTHIS Holdings Corp. (“catTHIS”,”our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 14, 2022 addressed to Mr Yeo Choon Pin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on May 16, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form S-1 Filed May 16, 2022

Registration statement on Form S-1

Prospectus Summary, page 1

1. Discuss in greater detail the specific stage of development of your proposed online platform. Address the efforts you have undertaken to date to launch the platform, obtain customers, or develop a business plan. Additionally, where you state that “our market is Southeast Asia,” describe whether you have customers or operations in this region and if so, identify the specific locations.

Company Response:

Our response to the above comment has been added to the page 1.

Risk Related to Investment in Our Shares, page 6

2. Given that Mr. Yeo, your sole director and officer, will be selling shares on behalf of the Company and for his own account, describe here and in the plan of distribution section how Mr. Yeo will decide which shares to sell and for which account.

Company Response:

Our response to the above comment has been added to the corresponding page 6. Mr Yeo will prioritize the sale of shares of behalf of the Company and will not sell his own shares until all 1,000,000 primary offering of Company’s shares are fully sold.

How We Determined the Offering Price, page 7

3. Revise your disclosure here to correct the assertion that you will be “filing to obtain a listing on the OTCQB” and instead make clear that you may only apply for quotation on the OTCQB. Additionally, reconcile this with the disclosure on the cover page that you plan to seek quotation on the OTC Pink Markets. To the extent applicable, provide risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors.

Company Response:

Our response to the above comment has been revised to the corresponding page 7. We have revised the disclosure to “only apply for quotation on the OTCQB”, as well as provide relevant risk disclosure on previous page.

How We Intend to Use the Net Proceeds From the Sale of Our Shares, page 8

4. Revise to specify and break out each of the expenses underlying the total offering expenses line item. Additionally, disclose, if true, that the company is paying all offering expenses including the expenses applicable to the selling shareholder component of your offering.

Company Response:

Our response to the above comment has been revised to the corresponding page 8. The break out of the expenses underlying the total offering expenses can be found in page 24 item 13.

Plan of Operations, page 8

5. We note references to a business plan, KPIs and objectives, and collaborations with your partners. Describe in meaningful detail the elements of your business plan, disclose your KPIs and objectives, and identify your partners.

Company Response:

Our response to the above comment has been added to the corresponding page 8.

Our Business

Digital Advertising and Marketing Market, page 11

6. We note that you provide data on the global market for digital advertising, and specifically include data for the U.S., China, Japan, Canada, and Europe. However, given your previous disclosure on page 1 that your target market will be Southeast Asia, the relevance of global data and data regarding other regions is not apparent. Please remove this information or explain why it is relevant to your business.

Company Response:

Our response to the above comment has been revised to the corresponding page 11. We have removed data that are not relevant and instead focused only on Southeast Asia.

Our Management, page 15

7. Provide the basis for your disclosure indicating that there is no assurance you will hold a stockholders’ meeting annually, which appears to conflict with the provisions in your bylaws.

Company Response:

Our response to the above comment has been revised to the corresponding page 15. We have revised our disclosure that we will hold a stockholders’ meeting annually.

Related Party Transactions and Relationships, page 17

8. Provide the disclosure required by Item 404 of Regulation S-K. Describe the reason for paying consulting fees to SEATech Ventures (HK) Limited and describe the company’s relationship with this related party. Additionally, with a view toward revised disclosure, please tell us whether Ms. Ku Shia Ting is a related party.

Company Response:

Our response to the above comment has been added to the corresponding page 17. The nature of this consulting fee is related to the group’s business mentoring, nurturing, incubation services and corporate development, fund raising strategy and other related advisory services.

Ms. Ku Shia Ting is the spouse of our Director, Chief Executive, President, Chief Financial Officer and Secretary, Mr. Yeo Choon Pin.

9. Please file as exhibits any agreements you have with SEATech Ventures (HK) Limited and SEATech Ventures Corp. Refer to Item 601(b)(10) of Regulation S-K.

Company Response:

Kindly refer to exhibit for our response to the above comment.

How We Plan to Offer and Sell Our Shares, page 18

10. Your disclosures here regarding the length of the offering and whether the funds will be immediately available to you contradict your disclosures on the prospectus cover page. It is unclear whether funds received will be held in an escrow account and whether or not such funds will be immediately available to you. Please reconcile these discrepancies.

Company Response:

Our response to the above comment has been revised to the corresponding page 18.

Index to Financial Statements, page 23

11. Please revise or advise as we have reviewed your audited financial statements and noted the following issues:

●	On page 23, you indicate that the date of inception is February 8, 2018. However, you only provide one-year of audited financial statements. Additionally, pages 9, 23, and F-4 indicate three different dates of inception which include February 8, 2018; January 4, 2021; and June 25, 2021.

●	Page 23 references the unaudited financial statements as of September 30, 2018.

●	On page F-3, the header to the Consolidated Statements of Operations and Comprehensive Loss is dated as of December 31, 2021 while the column heading for the line items of the statements is dated as of December 31, 2022. Additionally, you indicate the Loss before Income Tax, Income Tax Provision, and Net Loss are all ($312,597), which ultimately does not foot.

●	The Statement of Changes in Shareholders’ Equity on page F-4 does not foot or reconcile to the line items of the Balance Sheet on page F-2.

Company Response:

Our response to the above comment has been revised to the corresponding page 23.

General

12. Counsel’s legality opinion indicates that counsel is not expressing an opinion on the federal law of the United States of America or the law of any state or jurisdiction therein “other than Florida.” Counsel’s opinion should not contain language purporting to carve out the relevant jurisdiction. Given that the company is a Nevada corporation, please revise.

Company Response:

13. It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Company Response:

We have taken significant step to run our businesses that we had developed a digital catalogue management platform that allows users to upload and share PDF catalogue for marketing purpose. You may find this mobile application from Google Play (https://play.google.com/store/apps/details?id=com.incredibleqr.mycatthis.production) and App Store (https://apps.apple.com/us/app/catthis/id1211749794). The mobile application can now able to share, view, saved PDF catalog and it does equip with the chat function in the application.

We have partnership with Consortium 21 (https://www.consortium21.com/index.html), a marketing and advertising agency that specialized in metaverse marketing and networking platform. In this partnership, all retailers who are setting up virtual booths/shops in the metaverse will upload their products description, catalogues and images in our catTHIS app, and all users who joined the metaverse will automatically designated a catTHIS account so they could browse retailers’ catalogue, hence driving organic user growth for catTHIS.

We have achieved revenue of US$ 4,827 by December 31, 2021 as result of our digital catalogue management services rendered to a client, as per our revised disclosure under Plan of Operations.

We have rented an office located at A-9-3, Northpoint Office, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia, 1,841 square foot office space for a monthly rental of MYR 6,500 for 2 years which our executive officer and operations are located in this space that for daily operation uses purpose.

Based on the fact that mention above, we believe that we exhibited a level of operations and revenue that is more than minimal or nominal in nature as an emerging growth company. Therefore, we believe that we to not be deemed as shell company as we have taken significant effort to grow our business.

14. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Company Response:

As the company response in item no.13, we are actively involved in developing and running a digital catalogue management system, its mobile app and digital marketing services. We are also actively promoting and looking for partners to growth the users of catTHIS. Therefore, we believe that we to not be deemed as blank check company as we have taken significant effort to grow our business.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 11, 2022

/s/ Yeo Choon Pin

Yeo Choon Pin

Chief Executive Officer